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SEC Mail Processing Section MAR 01 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Pkwy Suite 1230
(No. and Street)

Atlanta (City) Ga (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome A. Borzello 770-392-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company CPA's
(Name – *if individual, state last, first, middle name*)

316 Alexander St Suite 4 (Address) Marietta (City) Ga (State) 30060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, Jerome A. Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH M. UNDERHILL
Notary Public
My Commission Expires January 10, 2020
DEKALB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

FOR THE YEAR ENDING
DECEMBER 31, 2016

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
American Wealth Management, Inc.

We have audited the accompanying statement of financial condition of American Wealth Management, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of American Wealth Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of American Wealth Management, Inc.'s financial statements. The supplemental information is the responsibility of American Wealth Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2016
ASSETS		
Cash & Cash Equivalents	$	124,388
Investments (Note 1)		14,809
Deposit with Clearing Broker and Others		26,821
Commissions Receivable		13,818
Advances to Brokers		12,821
Prepaid Expenses		16,099
Receivable from Clearing Organization		7,797
Deferred Tax Asset (Note 2)		3,087
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $64,543 and $64,311		965
Advances to Stockholder (Note 5)		169,363
Security Deposit		6,511
TOTAL ASSETS		396,479
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Payroll Taxes Payable	$	3,483
Accrued Expenses		963
Commissions Payable		23,747
Legal Fees Payable		23,483
TOTAL LIABILITIES	$	51,676

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

Continued

		December 31, 2016
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$	6,000
Additional Paid-In Capital		31,100
Retained Earnings		307,703
TOTAL SHAREHOLDER'S EQUITY		344,803
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	396,479

The Accompanying Notes are an Integral Part of these Financial Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS

Exhibit B

	December 31, 2016
REVENUE	
Commissions and 12 B-1 Fees	$ 3,223,190
Investment Gain	3,728
Net Commissions Revenue	3,226,918
Retained Quote Income	76,970
Total Revenue	3,303,888
COSTS AND EXPENSES	
Operating Expenses	
Employee Compensation & Benefits	2,856,533
Floor Brokerage, Exchange and Clearing Fees	251,967
Occupancy	51,257
Communications & Data Processing	20,004
General and Administrative Costs	89,988
Legal & Professional Fees	13,694
Other Expenses	6,488
Total Costs and Expenses	3,289,931
Income before Income Tax Provision	13,957
Income Tax Provision (Note 2)	3,714
NET INCOME	$ 10,243

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2015	1,000	$ 6,000	$ 31,100	$ 297,460	$ 334,560
2016 NET INCOME				$ 10,243	10,243
BALANCE - December 31, 2016	1,000	$ 6,000	$ 31,100	$ 307,703	$ 344,803

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	10,243
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation		659
Deferred Taxes		3,714
Unrealized Gain on Investments		(6,960)
(Increase) Decrease in Operating Assets:		
Commissions Receivable		(2,199)
Other Receivables		12,279
Advances to brokers, net		(11,721)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		(156)
Payroll Taxes Payable		(1,959)
Accrued Expenses		(5,769)
Legal Fees Payable		23,483
NET CASH PROVIDED BY OPERATING ACTIVITIES		21,616
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of Securities Owned		16,106
Acquision of Furniture and Fixtures		(1,391)
Decrease in Advances to Stockholder		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		14,715
CASH FLOWS FROM FINANCING ACTIVITIES FINANCING ACTIVITIES		
Payment of Advances to Shareholders		10,000
INCREASE IN CASH AND CASH EQUIVALENTS		46,331
CASH AT BEGINNING OF YEAR		78,057
CASH AT END OF YEAR	$	124,388

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

A. The Company, a Georgia Corporation, was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized. Depreciation expense is $659 in 2016 and is included in General and Administrative costs, on the Statement of Operations.

C. Commission income is comprised of trading revenue and investment advisory services. Trade revenue is recorded as earned on settlement date basis, normally, within two days of trade date. Investment advisory services are billed quarterly and amortized over the quarter as earned.

D. Revenue Recognition – The Company recognizes revenues at the time of sales transaction. The Company is evaluating new revenue recognition policy standards for Brokers and Dealers and will implement the new standards, Per FASB ASC 606-10-05-3.

E. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes - Deferred taxes at December 31, 2016 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Income taxes- (Continued)

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ending December 31, 2016 management believes there are no material amounts of uncertain tax positions.

G. Clearance Agreement- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services on a fully disclosed basis for the customer accounts of the Company. The Company is required to keep a minimum deposit of cash or securities of $25,000 with the clearing broker-dealer.

H. Management's Review - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 27, 2017, the date in which the financial statements were issued.

I. Fair Value- FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Market Value – (Continued)

The Company's investments are comprised of equity securities and mutual funds, all of which are classified as held for investment and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2016.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016:

Fair Value Measurement on a Recurring Basis
As of December 31, 2016:

	Level1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$14,809	-0-	-0-	$14,809

Change in unrealized gain relating to assets held at December 31, 2016, is $6,960, this reflected investment loss on the Statement of Operations.

Interest and dividend income is $891. The realized loss related to assets held at December 31, 2016 is $5,002.

J. Commissions Receivables – Consists of amounts due on trading, from the clearing broker. The company considers all accounts receivable, as collectible.

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forward. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax provision are as follows:

	2016		
	Total	Deferred	Current
Federal	$2,653	$2,653	-
State	1,061	1,061	-
	$3,714	$3,714	-

Income Taxes (Continued)

Net Operating Loss Carry forwards:

The Company has loss carry forwards that total $25,584 at December 31, 2016 that may be offset against future taxable income. The December 31, 2016 loss carry-forwards will expire as follows:

December 31, 2031	$5,232
December 31, 2033	962
December 31, 2034	19,390
	$25,584

Deferred Tax Assets:

The Company's deferred tax reflect the net tax effects of differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and loss carry forwards as follows:

	2016
Deferred Tax Asset	$3,087

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2016 an advance to Stockholder that is due on demand and is uncollateralized of $169,363. The advance to stockholder carries an interest rate of 1% in 2016. Accrued interest receivable is $69,363 at December 31, 2016 and is included in the balance of the advance to stockholder.

5. OPERATING LEASE

The Company has a lease for its office facility under a non-cancelable operating lease continuing through December 31, 2017. Lease expense was $51,257 in 2016.

Future minimum lease payments are:

2017	$51,909
	$51,909

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2016, the Company had net capital of $119,134 which was $114,134 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.433767 to 1.0.

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2016

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	344,803
LESS NON-ALLOWABLE ASSETS		
Advances to – Brokers		12,821
Deferred Tax Asset		3,087
Employee Advances		12,821
Furniture and Equipment, Net		965
Prepaid Expenses		16,099
Advances to Stockholder		169,363
Security Deposit		6,511
Subtotal Non Allowable Assets		221,667
Less: Haircut on Securities -		(3,560)
Haircut on Money Market -		(442)
TOTAL HAIRCUT ON SECURITIES AND MONEY MARKET		(4,002)
NET CAPITAL	$	119,134
AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	3,483
Accrued Liabilities		24,446
Commissions Payable		23,747
TOTAL AGGREGATE INDEBTEDNESS	$	51,676
RATIO – Aggregate Indebtedness to Net Capital		0.43376
BASIS NET CAPITAL REQUIREMENT		
Net Capital (above)	$	119,134
Minimum Net Capital Requirement (See note A below) ($51,676 x 6 2/3% = $3,447)		5,000
EXCESS NET CAPITAL	$	114,134

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

There is no material difference in the above computation and the company's net capital, as reported in the company's Part IIA (unaudited) amended FOCUS report

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECUTITES AND EXCHANGE COMMISSION

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2016.

SCHEDULE 3

AMERICAN WEALTH MANAGEMENT, INC.
INFORMATIOIN RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the proivisions of Rule 15c3-3 under the Securities Exhange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Wealth Management, Inc.

We have reviewed management's statements, included in American Wealth Management, Inc.'s Annual Exemption Report, in which American Wealth Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Wealth Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and American Wealth Management, Inc. stated that American Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2017

AMERICAN WEALTH MANAGEMENT
Managing Assets Worldwide

February 24, 2017

Broker Dealers Annual Exemption Report

American Wealth Management, Inc. claims an exemption from the provisions of Rule 15c3-3 Under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

To the best of our knowledge and belief, American Wealth Management, INC. met the aforementioned exemption provisions throughout the most recent year ending December 31, 2016 without exception.

Jerome A Borzello
Financial and Operations Principal

Jerome Borzello, *President*
1050 Crown Pointe Parkway • Suite 1230
Atlanta, GA 30338
770.392.8740 • International Direct #001.770.392.8740
Fax: 770.392.8745
jerryborzello@awminc.biz
Member: FINRA/SIPC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
American Wealth Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by American Wealth Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Wealth Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. American Wealth Management, Inc.'s management is responsible for American Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1951*********************MIXED AADC 220
41807 FINRA DEC
AMERICAN WEALTH MANAGEMENT INC
1050 CROWN POINTE PKWY STE 1230
ATLANTA GA 30338-7703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,802.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,448.60)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 1,353.55

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,353.55

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $ 1,353.55

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,303,889
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 1,844,243
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 251,967
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 9,850
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent & Quote (Deductions in excess of $100,000 require documentation)	$ 76,969
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	$ 2,183,029.00
2d. SIPC Net Operating Revenues	$ 1,120,860.00
2e. General Assessment @ .0025	$ 2,802.00 (to page 1, line 2.A.)